Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

January 23, 2008

VIA EDGAR CORRSPONDENCE

Ms. Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Wells Fargo Funds Trust (the “Trust”) – Wells Fargo Advantage Dividend Income Fund (the “Fund”)

Dear Ms. Stirling:

Thank you for your verbal comments of January 15, 2008 to the preliminary proxy statement filed by the Trust on behalf of the Fund (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on January 8, 2008. As discussed, it is our intention to mail the printed definitive proxy statement for the Fund on or about January 28, 2008. Therefore, the definitive proxy statement for the Fund (the “Definitive Proxy Statement”) accompanies this letter and reflects changes in accordance with your comments as well as other non-material changes. Please note that the Board of Trustees of the Trust have not reviewed this letter. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Preliminary Proxy Statement. For your convenience in reviewing this letter, your comments are set forth in bold typeface immediately followed by the Trust’s response on behalf of the Fund.

•	Per Item 4(a)(4) of Schedule 14A, please state the names of the person(s) by whom the cost of the solicitation has been or will be borne, directly or indirectly.

In response to your comment, under the Section entitled “Information on Voting” on page 12 of the Definitive Proxy Statement, the last sentence of the paragraph immediately preceding the caption “—Outstanding Shares” has been revised to state the following:

“Funds Management, and not the Fund, will pay all of the costs associated with the preparation of this Proxy Statement and the solicitation of proxies.”

•	Per Item 22(c)(8) of Schedule 14A, please elaborate on the reasons for the proposal to approve the new investment sub-advisory agreement.

In response to your comment, under the caption entitled “Summary” commencing on page 1 of the Definitive Proxy Statement, the following additional disclosure has been inserted immediately before the sentence that reads “However, in order for Phocas to serve as investment

Ms. Linda Stirling

January 23, 2008

sub-adviser to the Fund, the shareholders of the Fund also must approve the New Sub-Advisory Agreement”:

“In this regard, the Board and Wells Fargo Funds Management, LLC (“Funds Management”), the Fund’s primary investment adviser, believe that the quality of investment sub-advisory services anticipated to be provided by Phocas under the New Sub-Advisory Agreement following a large cap value style and process compares favorably to the quality of investment sub-advisory services provided by WCM under the current investment sub-advisory agreement following an investment strategy that focuses on dividend yield and dividend paying stocks.

In particular, the Board considered the quality of services anticipated to be provided by Phocas, and the background, experience, and the amount of attention expected to be given to the Fund by senior investment personnel of Phocas. The Board was informed that Phocas’ portfolio management team members have an average experience of over 15 years in the money management industry; its portfolio management team had worked together for approximately 11 years; and that the two proposed co-portfolio managers to the Fund possessed strong capabilities in proprietary valuation modeling of large capitalization stocks, which were developed over many years of providing investment management services in this asset class. Lastly, Funds Management had conducted a rigorous and extensive search in the process of screening prospective sub-advisers to identify and recommend Phocas.”

The foregoing disclosure supplements the existing disclosure in the Preliminary Proxy Statement concerning the reasons for the Proposal.

•

In Exhibit B, the respective column headings in table showing composite average annual total returns should (i) state the calendar years represented by the 1-year and 5-year periods, and (ii) include a footnote to the “life of composite” column to disclose the calendar year periods represented thereby.

All of the requested changes to the table presenting composite average annual total returns have been reflected in Exhibit B to the Definitive Proxy Statement.

* * * * *

The Fund accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to these filings. The Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda Stirling

January 23, 2008

We trust that the above responses adequately address your comments. If you require additional information, please do not hesitate to contact the undersigned at (415) 396-8489.

Sincerely,
WELLS FARGO FUNDS MANAGEMENT, LLC

By /s/ Alexander Y. Kymn
Alexander Y. Kymn
Senior Counsel

cc:	Mr. C. David Messman, Esq.

Mr. Marco E. Adelfio, Esq.